Heineken Holding N.V.


05007912

Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 1152
fax +31 (0)20 625 2213

United States Securities and Exchange Comm.
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
USA


SEC MAIL PROCESSING
RECEIVED
MAY 05 2005
178

date 28 April 2005

SUPPL

Re: File No. 82-5149

Dear Sir/Madam,

Enclosed please find the following publications of Heineken Holding N.V.

- Press-information dated 20 April 2005

This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

Yours sincerely,
HEINEKEN HOLDING N.V.

P.A. Akkerman

Enclosure

PROCESSED
MAY 17 2005
THOMSON
FINANCIAL

dw 5/16

File No. 82-5149

Heineken Holding N.V.

press-information

Heineken Holding N.V.'s General Meeting of Shareholders adopts all proposals on the agenda

Amsterdam, the Netherlands -20 April 2005- Heineken Holding N.V. announced today that its Annual General Meeting of Shareholders (AGM) has adopted all proposals on the agenda of the meeting. The most important resolutions and announcements are listed below.

Dividend

The Board of Directors announced that an unchanged cash dividend of €0.40 per share of €1.60 nominal value will be distributed, which will be subject to 25% Dutch withholding tax. The unchanged dividend is paid over the enlarged number of shares as a result of the share split that was effected by issuing five new shares of €1.60 nominal value for every four existing shares in 2004. As an interim dividend of €0.16 was paid on 22 September 2004, the final dividend will be €0.24 per share. Heineken Holding N.V. shares will be quoted ex final dividend on 22 April 2005. The final dividend will be payable on 9 May 2005.

Amendments to the Articles of Association

The AGM adopted the proposal to amend the Articles of Association. The amendments provide, inter alia, for the conversion of the A and B shares into a single category of ordinary shares, since the need for this historically-based distinction has lapsed. Henceforth the company will have ordinary shares and priority shares.

Authorisation of the Board of Directors to issue (rights to) shares and to restrict or exclude shareholders' pre-emption rights.

The AGM has authorised the Board of Directors for a period of 18 months, from the date on which the amendments to the Articles of Association become effective, as the body authorised to resolve to issue shares or grant rights to subscribe for shares and to restrict or exclude shareholders' pre-emptive rights, with due observance of the law and the Articles of Association. The authorisation will be limited to 10% of the company's issued share capital, as per the date of issue.

The full list of the resolutions by the AGM of Heineken Holding N.V. of 20 April 2005 can be found on www.heinekeninternational.com

Press enquiries:
Véronique Schyns
Tel: +31 20 523 9606
e-mail: veronique.schyns@heineken.com

Investors' and analysts' enquiries:
Jan van de Merbel
Tel: +31 20 523 9590
e-mail: investors@heineken.com